06007398

AB 3/31/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. DC SECTION 209

| SEC FILE NUMBER |
|---|
| 8-52390 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrywide Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2565 W. Chandler Blvd.
(No. and Street)

| Chandler | AZ | 85224 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean E. Quackenbush 805-381-4227
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 355 South Grand Ave., Suite 2000 | Los Angeles | CA | 90071-1568 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006 E
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Dean E. Quackenbush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M. MITCHELL
Commission # 1483063
Notary Public - California
Ventura County
My Comm. Expires Apr 13, 2008

State of California
County of Ventura

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# COUNTRYWIDE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon)

**COUNTRYWIDE INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

## Table of Contents

**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# Independent Auditors' Report

The Board of Directors
Countrywide Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (the Company), a wholly owned subsidiary of Countrywide Financial Holding Company, Inc., as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2006

**COUNTRYWIDE INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Financial Condition

December 31, 2005

**Assets**

| | | |
|---|---|---|
| Cash | $ | 1,298,881 |
| Deposits with clearing company | | 50,000 |
| Accounts receivable | | 125,841 |
| Property, equipment, and capitalized software, at cost, net of accumulated depreciation and amortization of $97,804 | | 80,060 |
| Prepaid expenses | | 34,610 |
| Total assets | $ | 1,589,392 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 121,535 |
| Due to affiliate | | 504,863 |
| Total liabilities | | 626,398 |
| Stockholder's equity: | | |
| Common stock $1 par value. Authorized, issued, and outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 3,989,000 |
| Accumulated deficit | | (3,027,006) |
| Total stockholder's equity | | 962,994 |
| Total liabilities and stockholder's equity | $ | 1,589,392 |

See accompanying notes to financial statements.

**COUNTRYWIDE INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Operations

Year ended December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Commissions, fees, and other income | $ | 1,838,048 |
| Interest earned | | 57,552 |
| Total revenues | | 1,895,600 |
| Expenses: | | |
| Salaries and related benefits | | 2,061,447 |
| Professional | | 134,971 |
| Occupancy | | 41,423 |
| Office | | 146,106 |
| Travel and entertainment | | 147,975 |
| Marketing | | 62,716 |
| Clearing firm | | 105,000 |
| Licenses and fees | | 66,123 |
| Interest | | 1,827 |
| Data processing | | 92,005 |
| Depreciation and amortization | | 21,836 |
| Other operating | | 19,550 |
| Total expenses | | 2,900,979 |
| Loss before income tax benefit | | (1,005,379) |
| Income tax benefit | | 393,102 |
| Net loss | $ | (612,277) |

See accompanying notes to financial statements.

## COUNTRYWIDE INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

| | Number of shares | Common stock | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2004 | 1,000 | $ 1,000 | 3,989,000 | (2,414,729) | 1,575,271 |
| Net loss | — | — | — | (612,277) | (612,277) |
| Balances at December 31, 2005 | 1,000 | $ 1,000 | 3,989,000 | (3,027,006) | 962,994 |

See accompanying notes to financial statements.

**COUNTRYWIDE INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2005

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (612,277) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 21,836 |
| Increase in accounts receivable | | (69,962) |
| Increase in prepaid expenses | | (3,049) |
| Increase in accounts payable and accrued liabilities | | 69,497 |
| Net cash used in operating activities | | (593,955) |
| Cash flows from investing activities: | | |
| Capital expenditures | | (28,242) |
| Cash flows from financing activities: | | |
| Increase in due to affiliate | | 497,451 |
| Net cash provided by financing activities | | 497,451 |
| Net decrease in cash | | (124,746) |
| Cash at beginning of year | | 1,423,627 |
| Cash at end of year | $ | 1,298,881 |

See accompanying notes to financial statements.

**COUNTRYWIDE INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Notes to Financial Statements

December 31, 2005

## (1) Organization and Significant Accounting Policies

### *(a) Organization*

Countrywide Investment Services, Inc. (the Company) is a wholly owned subsidiary of Countrywide Financial Holding Company, Inc. (the Parent), which in turn is a wholly owned subsidiary of Countrywide Financial Corporation, Inc. (CFC). The Company is a broker/dealer registered with the Securities and Exchange Commission (the SEC), the National Association of Securities Dealers (the NASD), and the Municipal Securities Rule Making Board (the MSRB). The Company became a licensed broker/dealer with the NASD on July 12, 2000. The Company engages in trades of stocks, bonds, municipal securities, mutual funds, and annuities with retail customers. Transactions are cleared on a fully disclosed basis through National Financial Services, LLC (NFS), or in the case of "application way" transactions, directly at the issuing entity. The Company receives customer funds and promptly transmits them to NFS, mutual fund administrators, insurance companies, and other organizations, as required.

The Company conducts its business through registered representatives who are also fully salaried employees of an affiliate banking entity, Countrywide Bank, N. A., (the Bank). The Bank, also a wholly owned subsidiary within the Countrywide family of companies, serves retail banking customers. At year end, these employees operated within 57 "Financial Centers" distributed throughout various states. The Company has instituted extensive procedures, training, and notices to ensure the "nondeposit investment" and "deposit" businesses remain properly distinct.

The Company primarily recommends only "packaged products" – mutual funds, municipal fund securities (commonly called 529 plans), and annuity products, limiting execution of direct equity transactions to an "unsolicited" basis. The Company has entered into formal selling agreements with seven mutual fund companies, four variable annuity and three fixed annuity carriers, and three municipal fund securities carriers, to sell these products, and receives from them approved sales material and prospectuses.

### *(b) Significant Accounting Policies*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.



(Continued)

### (c) *Commission Revenue*

Commission revenue earned from customer transactions is recorded on a trade-date basis. There are two primary sources of commission revenue generated by the Company, as follows:

1. *Direct Revenue* – Direct revenue consists of commissions generated from customer transactions on trades that are placed directly with package providers, as opposed to transactions processed through the Company's clearing firm. The majority of the direct revenue is generated from the sales of variable annuities, fixed annuities, and mutual funds.

2. *Clearing Firm Revenue* – Clearing firm revenue consists of commissions generated from customer transactions on trades that are processed through the Company's clearing firm. Clearing firm revenue generally consists of commissions earned on the sales of mutual funds and stocks.

### (d) *Income Taxes*

CFC and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The general tax allocation policy of CFC is for the domestic non-insurance carrier members of the consolidated group to recognize tax expense or benefit based on the member's financial statement income or loss at the effective rate for the members of the consolidated group subject to this general tax allocation policy. For 2005, this tax rate was 39.1%. Certain elements of the Company's financial statement income (such as depreciation and certain accrued expenses) may be recognized for tax purposes in years other than in the years in which the financial statement expense or benefit is recognized. CFC's general tax allocation policy requires intercompany settlement through the intercompany account of the aggregate of all current and deferred taxes as current items in the month that the financial statement expense or benefit is recognized; thus, the Company has no deferred tax assets or liabilities (see note 3). In addition, tax benefits from stock option plans are retained by CFC.

### (e) *Stock Option Plans*

The Company participates in the CFC stock-based compensation plans (the Plans) that provide for the granting of both qualified and nonqualified options to employees and directors of the Company. Options are generally granted at the average market price of CFC's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to ten years from the date of grant. Options granted to directors vest one year from date of grant. All other options vest at 25% per year, following one year from date of grant. The Company accounts for these Plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No compensation expense related to these stock options has been recognized in earnings as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.



(Continued)

Stock option transactions for the Company under the Plans were as follows for the year ended December 31, 2005:

| | Number of shares | | Weighted average exercise price |
|---|---|---|---|
| Outstanding options at beginning of year | 37,424 | $ | 12.21 |
| Options granted | 1,456 | | 32.60 |
| Options exercised | (5,675) | | 19.54 |
| Options transferred | 14,986 | | 31.62 |
| Outstanding options at end of year | 48,191 | $ | 18.04 |
| Options exercisable at end of year | 32,552 | $ | 14.80 |

Status of the outstanding stock options under the Plans as of December 31, 2005 was as follows:

| | Outstanding options | | | | Exercisable options | | |
|---|---|---|---|---|---|---|---|
| Exercise price range | Weighted average remaining contractual life (years) | Number | | Weighted average exercise price | Number | | Weighted average exercise price |
| $ 3.90 – 7.79 | 1.4 | 17,180 | $ | 6.77 | 17,180 | $ | 6.77 |
| 7.79 – 11.69 | 5.7 | 5,585 | | 9.78 | 4,409 | | 9.83 |
| 11.69 – 15.58 | 7.1 | 6,711 | | 13.53 | 1,640 | | 12.80 |
| 15.58 – 19.48 | 7.5 | 1,560 | | 18.98 | 180 | | 18.98 |
| 31.16 – 35.06 | 4.0 | 12,155 | | 32.40 | 9,143 | | 32.57 |
| 35.06 – 38.96 | 4.1 | 5,000 | | 36.88 | — | | — |
| 3.90 – 38.96 | 3.83 | 48,191 | $ | 18.04 | 32,552 | $ | 14.80 |

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation for the year ended December 31, 2005:

| | | |
|---|---|---|
| Net loss as reported | $ | (612,277) |
| Deduct total stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects | | (5,267) |
| Pro forma net loss | $ | (617,544) |



(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. Commencing with second quarter 2005, an option value model adopted by management was utilized that takes into account enhanced estimates of employee tenure and exercise experience in estimating the fair value of options grants:

| | |
|---|---|
| Expected life in years | 5 years |
| Risk-free interest rate | 4.12% |
| Dividend yield | 1.70 |
| Volatility | 34.65 |

The weighted average fair value of options granted in 2005 was $8.39.

*(f) Property, Equipment, and Capitalized Software*

Property, equipment, and capitalized software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are charged to expense over the estimated useful lives of the assets on a straight-line basis. Estimated useful lives for property, equipment, and capitalized software range from five to ten years.

## (2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10-to-1). At December 31, 2005, the Company had computed net capital, based on Rule 15c3-1, of $847,924, which was $797,924 in excess of required net capital.

The Company is exempt from the provisions of Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(ii) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

## (3) Transactions with Affiliates

During 2005, the Company incurred affiliate related expenses of $33,702 for data processing services, $41,423 for rent, $17,360 for marketing, and $48,960 for accounting and consulting services. The Company had net unsecured intercompany borrowings from affiliates totaling $325,781 at December 31, 2005. Interest expense of $1,827 was charged on the intercompany borrowings using a weighted average rate of 3.41% for the year ended December 31, 2005. The average monthly intercompany borrowing balance used to calculate the above interest expense in 2005 was $53,655.

The majority of interest income is generated via an intercompany billing to the Company's parent and is based on the cash balance in the Company's noninterest-bearing cash account held with a nonaffiliated financial institution. Interest income of $56,336 was earned on this cash balance for the year ended December 31, 2005, based on an average balance of $1,423,627 and using a weighted average rate of 3.96%. The balance in this account at year end was $1,298,881.

## (4) Employee Benefit Plans

Eligible full-time employees are covered under CFC's defined benefit plans, including medical, dental, life insurance, dependent care, and others. A portion of the employee benefit plan expense is allocated to the Company based upon the Company's employee's participation in these plans.

Eligible full-time employees of the Company are also covered under CFC's defined benefit pension and tax-deferred savings and investment plans. A portion of the benefit plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of CFC and its subsidiaries and based upon the Company's employee's participation in these plans. The Company expense related to these plans was $32,856 for the year ended December 31, 2005. Since the Company participates in these plans with other subsidiaries of CFC, an analysis setting forth the funding status at December 31, 2005 cannot be separately determined for the Company.

## (5) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, uninsured amounts held at this financial institution totaled $1,198,881. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

# SUPPLEMENTARY INFORMATION

**Schedule I**

**COUNTRYWIDE INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

| | | |
|---|---|---|
| Net capital: | | |
| Stockholder's equity | $ | 962,994 |
| Total capital | | 962,994 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Property, equipment, and capitalized software, net | | 80,060 |
| Prepaid expense | | 34,610 |
| Other assets | | 400 |
| Total nonallowable assets | | 115,070 |
| Total deductions and/or charges | | 115,070 |
| Net capital before haircuts on securities | | 847,924 |
| Haircuts on securities | | — |
| Net capital | $ | 847,924 |
| Computation of net capital requirement: | | |
| Aggregate indebtedness | $ | 626,398 |
| Net capital required (6 ⅔% of aggregate indebtedness) | | 41,760 |
| Excess net capital (based on $50,000 minimum requirement) | | 797,924 |

There are no material differences between the above computation and the computation included with the Company's Focus II form X-17A-5 for the year ended December 31, 2005.

See accompanying independent auditors' report.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Countrywide Investment Services, Inc.:

In planning and performing our audit of the financial statements of Countrywide Investment Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2006